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                                                                    EXHIBIT 99.1
                                                           [English Translation]


DISPOSAL OF EQUITY IN THE COMPANY'S AFFILIATE

1.   ACCUMULATED DISPOSED AMOUNT IN THE CURRENT FISCAL YEAR : KRW 4,096,353,800

     -    Equity Capital of the Company : KRW 2,310,675,900,000
                                          (as of the end of 2003)
     -    Ratio to Equity Capital(%) : 0.18%

2.   DETAILS
Issuer of the Disposal Object : Hanaro Web(n)TV Co., Ltd.

A.   Object of Disposal : 253,550 shares (common stock)
B.   Relationship with the Company : Affiliate
C.   Disposal Amount(KRW) : KRW 4,096,353,800
D.   Purpose of Disposal
     - Pursuant to Article 14 of Broadcasting Law, Article 14 of its implementation order and the corrective order issued by the Korea Communications Commission on May 25, 2004, Hanaro Telecom, of which largest shareholder is a foreigner, desires to dispose a portion of its share in Hanaro Web(n)TV Co., Ltd. by investing in a newly established corporation with goods to reduce its investment ratio from the current 90.9% down to 49.0%.
E.   Appraisal Value of the Shares(KRW) : KRW 4,110,971,636
F.   Date of the Decision : October 5, 2004.
G.   BOD Presence
     -    Outside director : 5 of 6 were present
     -    Audit Committee members who are not outside directors : none
          (All members of the Company's Audit Committee are outside directors.)
H.   Total Equity Investment and Investment Amount after Disposal
     -    Total Equity Investment : 49%
     -    Total Investment Amount : KRW 4,806,537,335
I.   Others
     - The Representative Director is commissioned to make decisions and implement details regarding investment with goods and establishment of a corporation that are not above-mentioned.
     - The amount of investment with goods is subject to change depending on its appraised value and court decisions.
     - Appraised value of the disposed stock and the money invested after the disposal were marked based on book values as of the end of 2003.
     - A fair disclosure was filed on May 29, 2004 in relation with the Korea Communications Commission's corrective order, which is the purpose of the disposal.

o Date of Relevant Disclosure : May 29, 2004